UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 1)*


                          NEXTLINK COMMUNICATIONS, INC.
----------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.02 PER SHARE
----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    65333H707
----------------------------------------------------------------------------
                                 (CUSIP Number)

FRIED, FRANK, HARRIS,               FORSTMANN LITTLE & CO. SUBORDINATED
   SHRIVER & JACOBSON                    DEBT & EQUITY MANAGEMENT BUYOUT
 ONE NEW YORK PLAZA                      PARTNERSHIP-VII, L.P.
 NEW YORK, NY  10004                FORSTMANN LITTLE & CO. EQUITY
 ATTN: ROBERT C. SCHWENKEL, ESQ.         PARTNERSHIP-VI, L.P.
 (212) 859-8000                     FL FUND, L.P.
                                         C/O FORSTMANN LITTLE & CO.
                                         767 FIFTH AVENUE
                                         NEW YORK, NY  10153
                                         ATTN:  WINSTON W. HUTCHINS
                                         (212) 355-5656


          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                                May 22, 2000
    -------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 65333H707

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-VII, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           9,239,130**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         9,239,130**

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,239,130**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.1%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series C Cumulative Convertible Participating Preferred Stock (the "Series C Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series C Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares referred to in items 7, 9 and 11 above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series C Certificate of Designation) equal $63.25.

                             SCHEDULE 13D

CUSIP No. 65333H707

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FORSTMANN LITTLE & CO. EQUITY PARTNERSHIP-VI, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           4,190,909**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         4,190,909**

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,190,909**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.9%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


** Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series D Convertible Participating Preferred Stock (the "Series D Preferred") and Qualifications, Limitations and Restrictions Thereof (the "Series D Certificate of Designation") sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was
     calculated  in  accordance   with  such  formula   assuming  that  the
     Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $63.25.

                             SCHEDULE 13D

CUSIP No. 65333H707

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FL FUND, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           8,695**

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         8,695**

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,695**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.0%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


** Section 8(a)(i) of the Series D Certificate of Designation sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares referred to in items 7, 9 and 11 above was
     calculated  in  accordance   with  such  formula   assuming  that  the
     Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $63.25.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5 is hereby amended as follows:

          The following information is as of May 22, 2000:

          (i)    MBO-VII:

          (a)    Amount Beneficially Owned:

          MBO-VII directly owns 584,375 shares of Series C Preferred, which are convertible into 9,239,130 shares of Class A Common Stock, assuming the conversion of all Preferred Stock pursuant to Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series C Preferred (the "Series C Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series C Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series C Certificate of Designation) equal $63.25. FLC XXXIII Partnership ("FLC XXXIII"), a New York general partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-VII. Theodore J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, S. Joshua Lewis, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202, are the general partners of FLC XXXIII. Mr. Lewis does not have any voting or investment power with respect to, or any economic interest in, the shares of Series C Preferred held by MBO-VII; and, accordingly, Mr. Lewis is not deemed to be the beneficial owner of these shares.

          The shares of Series C Preferred owned by MBO-VII are convertible into approximately 10.1% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities and Exchange Act of 1934, as amended, and there being 81,807,114 shares of Common Stock outstanding as of March 31, 2000, based on NEXTLINK's quarterly report on Form 10-Q for the period ending on such date.

          (b) Assuming conversion of all Preferred Stock, number of shares as to which MBO-VII has:

               (i)  sole power to vote or to direct the vote - 9,239,130.

               (ii) shared power to vote or to direct the vote -- None.

               (iii) sole power to dispose or to direct the disposition of
                    - 9,239,130.

               (iv) shared power to dispose or to direct the disposition of
                    -- none.

          (ii) Equity-VI:

          (a) Amount Beneficially Owned:

          Equity-VI directly owns 265,075 shares of Series D Preferred, which are convertible into 4,190,909 shares of Class A Common Stock, assuming the conversion of all Preferred Stock pursuant to Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series D Preferred (the "Series D Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $63.25. FLC XXXII Partnership, L.P. ("FLC XXXII"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Equity-VI. Theodore J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, S. Joshua Lewis, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at the address set forth in Item 5(i)(a) of this statement, are the general partners of FLC XXXII. Mr. Lewis does not have any voting or investment power with respect to, or any economic interest in, the shares of Series D Preferred held by Equity-VI; and, accordingly, Mr. Lewis is not deemed to be the beneficial owner of these shares.

          The shares of Series D Preferred owned by Equity-VI are convertible into approximately 4.9% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 81,807,114 shares of Common Stock outstanding as of March 31, 2000, based on NEXTLINK's quarterly report on Form 10-Q for the period ending on such date.

          (b) Assuming conversion of all Preferred Stock, number of shares as to which Equity-V has:

               (i)  sole power to vote or to direct the vote - 4,190,909.

               (ii) shared power to vote or to direct the vote -- None.

               (iii) sole power to dispose or to direct the disposition of
                    - 4,190,909.

               (iv) shared power to dispose or to direct the disposition of
                    -- none.

          (iii) FL Fund:

          (a) Amount Beneficially Owned:

          FL Fund directly owns 550 shares of Series D Preferred, which are convertible into 8,695 shares of Class A Common Stock, assuming the conversion of all Preferred Stock pursuant to Section 8(a)(i) of the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the Series D Preferred (the "Series D Certificate of Designation"), which sets forth a formula for determining the number of shares of Class A Common Stock issuable, as at any date, upon conversion of the Series D Preferred. The number of shares of Class A Common Stock referred to above was calculated in accordance with such formula assuming that the Conversion Price and the Net Realizable FMV (each such term as defined in the Series D Certificate of Designation) equal $63.25. FLC XXXI Partnership, L.P. ("FLC XXXI"), a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of FL Fund. FLC XXIX Partnership, L.P. ("FLC XXIX"), a New York limited partnership, and FLC XXXIII are the general partners of FLC XXXI. Theodore
J. Forstmann, Nicholas C. Forstmann, Sandra J. Horbach, Thomas H. Lister, Winston W. Hutchins, S. Joshua Lewis, Jamie C. Nicholls (each a United States citizen with his or her principal place of business being at the address set forth in response to Item 2(b) of this statement), and Tywana LLC, a North Carolina limited liability company having its principal business office at the address set forth in Item 5(i)(a) of this statement, are the general partners of each of FLC XXIX and FLC XXXIII. Mr. Lewis does not have any voting or investment power with respect to, or any economic interest in, the shares of Series D Preferred held by FL Fund; and, accordingly, Mr. Lewis is not deemed to be the beneficial owner of these shares.

          The shares of Series D Preferred owned by FL Fund are convertible into less than 0.1% of the Class A Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 81,807,114 shares of Common Stock outstanding as of March 31, 2000, based on NEXTLINK's quarterly report on Form 10-Q for the period ending on such date.

          (b) Assuming conversion of all Preferred Stock, number of shares as to which FL Fund has:

               (i)  sole power to vote or to direct the vote - 8,695.

               (ii) shared power to vote or to direct the vote -- None.

               (iii) sole power to dispose or to direct the disposition of
                    - 8,695.

               (iv) shared power to dispose or to direct the disposition of
                    -- none.

          (iv) Except as set forth above, neither MBO-VII, Equity-VI or FL Fund nor, to the knowledge of MBO-VII, Equity-VI or FL Fund, any person identified in Schedule I, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

          (v) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock beneficially owned by the FL Partnerships is governed by the limited partnership agreements of each such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -----------------------------------

          Item 6 is hereby amended to add the following as the penultimate paragraph thereof:

          On May 22, 2000 NEXTLINK, MBO-VII and Equity-VI signed a letter confirming their mutual commitment to a transaction under which MBO-VII and Equity-VI will purchase $400 million of one or more new series of NEXTLINK convertible preferred stock having a conversion price of $63.25 per share and a 3.75% annual dividend rate. The purchase is subject to the parties negotiating and entering into definitive agreements and customary closing conditions and is expected to be completed by June 30, 2000.

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 25, 2000             FORSTMANN LITTLE & CO. SUBORDINATED
                                     DEBT AND EQUITY MANAGEMENT BUYOUT
                                     PARTNERSHIP-VII, L.P.


                                     By: FLC XXXIII Partnership
                                         its general partner

                                     By: /s/ Winston W. Hutchins
                                        -------------------------------
                                         Winston W. Hutchins,
                                         a general partner





                                     FORSTMANN LITTLE & CO. EQUITY
                                     PARTNERSHIP-VI, L.P.



                                     By: FLC XXXII Partnership, L.P.
                                         its general partner

                                     By: /s/ Winston W. Hutchins
                                        -------------------------------
                                         Winston W. Hutchins,
                                         a general partner





                                     FL FUND, L.P.

                                     By: FLC XXXI Partnership, L.P.
                                         its general partner


                                        By:  FLC XXIX Partnership, L.P.
                                             a general partner

                                        By: /s/ Winston W. Hutchins
                                           ---------------------------
                                           Winston W. Hutchins,
                                           a general partner

                                                                 Schedule I
                                                                 ----------


                          FLC XXXIII Partnership:
                             General Partner of
                                  MBO-VII
                                  -------

     FLC XXXIII Partnership, a New York general partnership ("FLC XXXIII"), is the general partner of MBO-VII. Its purpose is to act as general partner of MBO-VII and other limited partnerships affiliated with MBO-VII. The address of the principal office of FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                                Partners of
                                 FLC XXXIII
                                 ----------


     The following are the general partners of FLC XXXIII, the general partner of MBO-VII. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.


                               Theodore J. Forstmann
                               Nicholas C. Forstmann
                               Sandra J. Horbach
                               Winston W. Hutchins
                               Thomas H. Lister
                               Tywana LLC
                               S. Joshua Lewis
                               Jamie C. Nicholls




                        FLC XXXII Partnership, L.P.:
                             General Partner of
                                 Equity-VI
                                 ---------

     FLC XXXII Partnership, L.P., a New York limited partnership ("FLC XXXII"), is the general partner of Equity-VI. Its purpose is to act as general partner of Equity-VI and other limited partnerships affiliated with Equity-VI. The address of the principal office of Equity-VI is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                 FLC XXXII
                                 ---------

     The following are the general partners of FLC XXXII, the general partner of Equity-VI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.

                               Theodore J. Forstmann
                               Nicholas C. Forstmann
                               Sandra J. Horbach
                               Thomas H. Lister
                               Winston W. Hutchins
                               Tywana LLC
                               S. Joshua Lewis
                               Jamie C. Nicholls

                        FLC XXXI Partnership, L.P.:
                             General Partner of
                                  FL Fund
                                  -------

     FLC XXXI Partnership, L.P., a New York limited partnership ("FLC XXXI"), is the general partner of FL Fund. Its purpose is to act as general partner of FL Fund and other limited partnerships affiliated with FL Fund. The address of the principal office of FL Fund is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                            General Partners of
                                  FLC XXXI
                                  --------

FLC XXIX Partnership, L.P., a New York limited partnership ("FLC XXIX"), and FLC XXXIII are the general partners of FLC XXXI, the general partner of FL Fund. Their purpose is to act as general partner of FLC XXXI and other limited partnerships affiliated with FLC XXXI. The address of the principal office of each of FLC XXIX and FLC XXXIII is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.



                            General Partners of
                          FLC XXIX and FLC XXXIII
                          -----------------------

     The following are the general partners of FLC XXIX and FLC XXXIII, the general partners of FLC XXXI. All of the persons listed below are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. With the exception of Tywana LLC, the business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States. Tywana LLC is a North Carolina limited liability company having its principal business office at 201 North Tryon Street, Suite 2450, Charlotte, N.C. 28202.

                               Theodore J. Forstmann
                               Nicholas C. Forstmann
                               Sandra J. Horbach
                               Thomas H. Lister
                               Winston W. Hutchins
                               Tywana LLC
                               S. Joshua Lewis
                               Jamie C. Nicholls